Filed Pursuant to Rule 425
Filing Person: Pinnacle
Financial Partners, Inc.
Subject Company: Mid-America
Bancshares, Inc.
Commission File No. 000-52212
Turner E-mail to PNFP Associates
(Subject Line: Mid-America Bancshares Team to Join Pinnacle)
Pinnacle is once again expanding in Middle Tennessee by merging with Mid-America Bancshares. This is very good news for us as associates, for our shareholders and for our clients. I wanted to personally share my excitement about this announcement and introduce you to Mid-America.
Mid-America Bancshares is the holding company for two high-growth, urban-community banks: PrimeTrust and Bank of the South. Both banks were founded in 2001 and, similar to Pinnacle, are among the fastest growing in the nation. They occupy the 8th and 10th spots among all the banks chartered in 2001. Combined they have 15 offices, including one under construction in Hermitage, and 242 associates.
This merger will significantly strengthen our ability to deliver distinctive service and effective advice by bringing about greater convenience for our clients and greater lending capacity. It will increase our presence in the Middle Tennessee market and also allow us to create immediate value and significant long-term growth for you and our other shareholders.
But looking beyond the tangible benefits, I feel Mid-America truly shares our values and vision. Our combined organization will continue to have a singular mission of being the best financial services firm in Tennessee.
We have created a merger-related intranet page with the media release, Q&A and other materials to help you understand the decision and learn more about our intent on timing and integration. The information will also help you communicate this development accurately and positively to our clients and other external constituencies.
Tomorrow morning (Thursday) at 9:00 a.m. (CDT) — Gary Scott from Mid-America, Harold Carpenter and I will have a conference call for analysts. The hour-long webcast will be broadcast in the Downtown Nashville Learning Center and in the presentation lab at 214 W. College Street in downtown Murfreesboro for anyone who would like to listen in. Since our internal activity may have a negative impact or interrupt our ability to communicate this message to our analysts, please do not listen from your desks. Please wait until the webcast is over and access the archive, which will be available Thursday afternoon and remain on our home page for the next 60 days.
The most important thing as we go forward with the integration is to continue to deliver distinctive service and effective advice to our clients. That focus has brought us to where we are today — a major milestone in the impressive history of our young company. Thank you for helping us continue this momentum.
Additional Information and Where to Find It
     In connection with the proposed merger, Pinnacle Financial Partners, Inc. and Mid-America Bancshares, Inc. will file a joint proxy statement/prospectus with the Securities and Exchange Commission (“SEC”).
     INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED

TRANSACTION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PINNACLE, MID-AMERICA AND THE PROPOSED TRANSACTION.
     Investors and security holders may obtain free copies of these documents once they are available through the website maintained by the SEC at http://www.sec.gov. Free copies of the joint proxy statement/prospectus also may be obtained by directing a request by telephone or mail to Pinnacle Financial Partners Inc., 211 Commerce Street, Suite 300, Nashville, TN 37201, Attention: Investor Relations (615) 744-3710 or Mid-America Bancshares, Inc., 7651 Highway 70, South, Nashville, TN 37221, Attention: Investor Relations (615) 646-4556.
     This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.
Participants in the Solicitation
     The directors and executive officers of Pinnacle and Mid-America may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction. Information about Pinnacle’s directors and executive officers is contained in the proxy statement filed by Pinnacle with the Securities and Exchange Commission on March 15, 2007, which is available on Pinnacle’s web site (www.pnfp.com) and at the address provided above. Information about Mid-America’s directors and executive officers is contained in the proxy statement filed by Mid-America with the Securities and Exchange Commission on April 2, 2007 which is available on Mid-America’s website (www.mid-americabancsharesinc.com) and at the address provided above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests by security holding or otherwise, will be contained in the joint proxy statement/prospectus and other relevant material to be filed with the Securities and Exchange Commission when they become available. These documents will be available to investors free of charge on the Securities and Exchange Commission’s website at the above address.
Forward-Looking Statements
     All statements, other than statements of historical fact included in this e-mail, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate” and similar expressions are intended to identify such forward-looking statements, but other statements not based on historical information may also be considered forward-looking including statements about the benefits of the merger to Pinnacle and Mid-America, Pinnacle’s and Mid-America’s future financial and operating results and Pinnacle’s and Mid-America’s plans, objectives and intentions. All forward-looking statements are subject to risks, uncertainties and other facts that may cause the actual results, performance or achievements of Pinnacle or Mid-America to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others, (1) the risk that the cost savings and any revenue synergies from the merger may not be realized or take longer than anticipated, (2) disruption from the merger with customers, suppliers or employee relationships, (3) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (4) the risk of successful integration of the two companies’ businesses, (5) the failure of Mid-America’s or Pinnacle’s shareholders to approve the merger, (6) the amount of the costs, fees, expenses and charges related to the merger, and (7) the ability to obtain required governmental approvals of the proposed terms of the merger and anticipated schedule. Additional factors which could affect the forward looking statements can be found in the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K of both Pinnacle and Mid-America filed with or furnished to the Securities and Exchange Commission and available on the Commission’s website at http://www.sec.gov. Pinnacle and Mid-America disclaim any obligation to update or revise any forward-looking statements contained in this e-mail which speak only as of the date hereof, whether as a result of new information, future events or otherwise.